Mail Stop 3561

								March 17, 2006

BY U.S. MAIL and FACSIMILE  [ (252) 264 - 2068 ]

Mr. R. Thomas Kidd
  President and Chief Executive Officer
GREENS WORLDWIDE INCORPORATED
346 Woodland Church Road
Hertford, North Carolina  27944

	Re:	Greens Worldwide Incorporated
		Supplemental response letter dated March 8, 2006
		Item 4.01 Form 8-K/Amendment No. 2, filed March 10, 2006
		File No. 0-25025

Dear Mr. Kidd:

      We have reviewed the above referenced supplemental response and amended filing which were in response to our letter of comment dated
February 28, 2006 and have the following comment which requires an amendment to the filing.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your supplemental response, if any, should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

R. Thomas Kidd
Greens Worldwide Incorporated
March 17, 2006
Page 2

Item 4.01 of Form 8-K

Prior Comment No. 5

1. We have reviewed your response to prior comment 5 and note you will provide the Exhibit 16 letter from your former auditors, Epstein, Weber & Conover, PLC, upon receipt. The former auditors letter should be addressed to us and indicate whether or not they agree with your revised disclosures. As a reminder, please file this letter as an Exhibit to a further amendment of the Item 4.01 Form 8-K as soon as possible. Reference is made to Item 304(a)(3) of Regulation S-B.

Closing

	You may contact the undersigned below at (202) 551-3328, or
in
her absence to Mr. Robert Benton, Senior Staff Accountant, at
(202)
551-3804, if you have questions regarding the above matters.


Sincerely,



								Beverly A. Singleton
								Staff Accountant

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